Filed pursuant to Rule 424(b)(3)
Registration No. 333-164907

FOURTH PROSPECTUS SUPPLEMENT DATED DECEMBER 13, 2010

TO

PROSPECTUS DATED JUNE 25, 2010

23,733,009 ORDINARY SHARES AND 4,429,166 WARRANTS OF

DJSP ENTERPRISES, INC

This prospectus supplement (this “Supplement”) supplements the prospectus dated June 25, 2010 of DJSP Enterprises, Inc. (the “Company”) as supplemented on August 6, 2010, September 23, 2010 and October 15, 2010 (the “Prospectus”), relating to 23,733,009 ordinary shares and 4,429,166 warrants of the Company, that may be sold from time to time by the Selling Shareholders named in the Prospectus and 6,875,000 ordinary shares of the Company issuable upon exercise of its publicly traded warrants.  This Supplement should be read in conjunction with the Prospectus and is qualified by reference to the Prospectus, except to the extent that the information presented in this Supplement supersedes the information contained in the Prospectus.

Neither the Securities and Exchange Commission (the “Commission”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Supplement or the Prospectus.  Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is December 13, 2010.

The purpose of this Supplement is to disclose in the Prospectus various developments at the Company occurring since the date of the last Prospectus Supplement.  These announcements were also disclosed in Forms 6-K furnished to the Commission on various dates.   The Prospectus is amended so that the following is added to the section of the Prospectus entitled, “Prospectus Summary – Recent Developments.”

Forbearance Agreement under Line of Credit; Limited Waiver of Defaults under Principal Debt Obligations; Defaults Under Principal Lease Obligations

On December 9, 2010, Bank of America, N.A. (the “Bank”) sold its revolving line of credit (the “Line of Credit”) with DAL Group, LLC (“DAL”), a subsidiary of DJSP Enterprises, Inc. (the “Company”), to BA Note Acquisition LLC (“BNA”).  DAL had previously received a written notice from the Bank dated November 5, 2010 (the “Notice”) that DAL was in default under certain terms of the Line of Credit and, as a result, the Bank was accelerating the amounts due under the Line of Credit and demanding full payment.  DAL and BNA have entered into a Forbearance Agreement pursuant to which BNA has agreed not to take action to enforce payment of the principal and interest on the Line of Credit through March 9, 2011, so long as DAL makes weekly payments to BNA of cash held by DAL and its subsidiary, DJS Processing, LLC (“Processing”), in their respective operating accounts in excess of agreed upon levels.  If the Line of Credit is paid in full by March 9, 2011, BNA will waive all interest accruing on the Line of Credit from December 9, 2010.  At December 9, 2010, the outstanding balance of the Line of Credit was $6,400,000.  No further borrowings are permitted to be made by DAL under the terms of the Line of Credit.  Kerry S. Propper, a member of the Board of Directors of the Company, owns a non-controlling interest in BNA.  An affiliate of David J. Stern, the former Chairman, President and Chief Executive Officer of the Company, owns a non-controlling interest in BNA.

The Line of Credit is secured by a lien on all of DAL and its four operating subsidiaries’ assets, guarantees of DAL’s four operating subsidiaries and the collateral assignment by Processing of a security agreement that it entered into with Law Offices of David J. Stern, P.A. (“DJS”) pursuant to which DJS granted to Processing a security interest in its accounts receivable and work in process to secure DJS’s obligations under a Services Agreement between DJS and Processing.

The default on the Line of Credit constitutes a default on a separate equipment note issued to Banc of America Leasing & Capital, LLC with a current outstanding principal balance of $1,845,389 and secured by specific equipment owned by DAL.  Following receipt of the Notice, DAL suspended monthly payments to Banc of America Leasing & Capital, LLC.  On December 9, 2010, DAL received a formal default notice from Banc of America Leasing & Capital, LLC, accelerating amounts due under the equipment loan and demanding payment in full of the note.

Due to the default in the Line of Credit, DAL may not make any payments to holders of certain subordinated debt under the terms of a General Subordination and Assignment Agreement.  These lenders have waived any default arising from the Notice and the failure to make payments under their loans through December 31, 2010 or, if earlier, the payment in full of the Line of Credit.  The Company is accruing the interest due to these lenders.

Since the Notice, Processing has not made rent payments under two real estate operating leases for its principal office facilities.  The landlords under these leases have declared the leases in default and have drawn down letters of credit securing the leases.  Processing has vacated one of the leased facilities and is in negotiations with the landlord regarding the termination of its obligations under the lease.  Processing is in negotiations with the other landlord to reduce the amount of office space subject to the lease.

DAL intends to seek forbearance agreements with its creditors, as it implements plans to restructure its ongoing operations to reflect its significantly reduced revenues and operations and the other changes described in this Supplement. There can be no assurance that DAL will be able to obtain forbearance agreements with its other creditors, renegotiate its principal leases as described above, develop ongoing operating plans that will be acceptable to its creditors or successfully develop and implement those plans in a timely manner. If it is unable to accomplish any of the foregoing, it will not be able to continue its business operations.

Operations Update

The principal clients of the Company’s primary customer, DJS, have terminated their relationships with DJS and transferred all of their files to new counsel.  As a result, Processing currently is providing processing services for DJS on only a limited number of existing files and is receiving a small number of new file referrals from DJS.  Timios, Inc. (“Timios”) continues to operate in the normal course of business.  The principal customer of Default Servicing, LLC (“DSI LLC”) suspended its REO liquidation activities during the fourth quarter of 2010.  DSI LLC is in discussions with the customer regarding the timing for DSI LLC to resume services for this customer.

The Company currently has 247 employees following staff reductions resulting from the reduced file volumes being processed by the Company

The Company is in the process of reviewing and revising its ongoing business strategy and operations in response to the changes discussed above.  It has instituted various cost-reduction actions, including staff reductions, to reduce its operating costs and to permit it to continue to be able to operate while it completes the review and revision of its ongoing business strategy and operations.

Noncompliance with NASDAQ Continued Listing Standards

The Company has received a letter from The NASDAQ Stock Market (“NASDAQ”) notifying it that a deficiency exists with regard to continued listing pursuant to NASDAQ Listing Rule 5450(b)(2)(C) because the Company’s publicly held securities failed to maintain a minimum market value of $15,000,000 (the “MVPHS Rule”). NASDAQ will deem the Company to have regained compliance if at any time before May 23, 2011 the market value of the Company’s publicly held securities closes at $15,000,000 or more for a minimum of ten consecutive business days.

The Company has also received a letter from NASDAQ notifying it that a deficiency exists with regard to continued listing pursuant to NASDAQ Listing Rule 5450(b)(2)(A) because the Company’s listed securities failed to maintain a minimum market value of $50,000,000 (the “MVLS Rule”).  NASDAQ will deem the Company to have regained compliance if at any time before May 25, 2011 the market value of the Company’s listed securities closes at $50,000,000 or more for a minimum of ten consecutive business days.

These notifications do not impact the listing and trading of the Company’s securities at this time.  However, the NASDAQ letters also state that, if the Company does not regain compliance with the MVPHS Rule by May 23, 2011 or the MVLS Rule by May 25, 2011, the Company will receive written notification from NASDAQ that the Company’s securities are subject to delisting.  The Company is reviewing its options for regaining compliance with the MVLS Rule and MVPHS Rule and for remedying other future potential non-compliances with Nasdaq continued listing requirements, including the requirement to maintain a minimum bid price of at least $1.00 per share.  There can be no assurance that the Company will be able to regain compliance with the MVLS Rule, MVPHS Rule or other Nasdaq continued listing requirements in a timely fashion, in which case its securities would be delisted from Nasdaq.

Directors and Executive Officers

The Board of Directors and executive officers of the Company and DAL are as follows:

Name	Age	Position	Expiration of Director Term
Stephen J. Bernstein	44	Chairman, President and Chief Executive Officer of the Company and DAL	2011
Nicholas H. Adler	35	Director and DAL Board of Managers Member	2011
Jerry Hutter	67	Director and DAL Board of Managers Member	2013
Kerry S. Propper	36	Director and DAL Board of Managers Member	2013
Juan V. Ruiz	41	Director and DAL Board of Managers Member	2012
Norman Gottschalk	44	Vice President of the Company and DAL	—

The Company appointed Mr. Bernstein as Chairman of the Board of Directors, President and Chief Executive Officer of the Company on November 19, 2010.  Mr. Bernstein was also appointed as President of the Company’s principal subsidiaries, DAL, Processing, and Professional Title and Abstract Company of Florida, LLC, and as Vice President of DSI LLC and Timios.  Mr. Bernstein receives an annual base salary of $500,000, which will be reviewed by the Compensation Committee of the Board of Directors of the Company within 90 days after his appointment to these positions.  Prior to assuming these roles, Mr. Bernstein had served as the Company’s Interim Chairman of the Company’s Board of Directors since October 19, 2010, the Company’s lead independent director from August 31, 2010 to October 19, 2010, and a member of the Board of Directors since March 2, 2010.

Mr. Bernstein succeeded David J. Stern, who resigned as Chairman of the Board, effective October 19, 2010, and as President and Chief Executive Officer, a member of the Board of Directors of the Company, and an officer and manager of its subsidiaries, effective November 19, 2010, to permit Mr. Stern to focus on the operations of his law firm.  In connection with his resignation, the Employment Agreement between the Company and Mr. Stern was terminated,  other than provisions dealing with confidentiality, non-competition, non-solicitation of employees, reimbursement of expenses incurred during employment and directors and officers insurance coverage.  Mr. Stern is not entitled to any payments from the Company as a result of his resignation.

The following officers of the Company, each of whom joined the Company in 2010, voluntarily resigned in October, 2010: Richard Powers, as President and Chief Operating Officer, Kumar Gursahaney as Executive Vice President and Chief Financial Officer and Howard S. Burnston, as Vice President, General Counsel and Secretary.

Mark P. Harmon resigned from the Board of Directors of the Company and the Board of Managers of DAL on October 22, 2010.

Our  Board of Directors has an audit committee, governance and nominating committee, and compensation committee.  The audit committee consists of Messrs. Hutter (Chair), Ruiz and Adler.  The governance and nominating committee consists of Messrs. Adler and Ruiz.  The compensation committee consists of Messrs. Adler and Ruiz.

Changes in Beneficial Ownership

The Company, Stern, DJS, Stern Holding Company – PT, Inc., Stern Holding Company – DS, Inc., FlatWorld DAL, LLC, Jeffrey Valenty, Nagina Partners LLC, and certain shareholders (the “Principals”) entered into a voting agreement dated as of January 15, 2010 (“Voting Agreement”), as described in the Prospectus.  The parties to the Voting Agreement have agreed to terminate the Voting Agreement.  As a result, Ordinary Shares that were deemed to be beneficially owned by certain shareholders due to their being parties to the Voting Agreement ceased to be deemed as such.  The Issuer is in the process of obtaining signatures on the termination agreement from a few of the Principals.

The following table sets forth, as of December 13, 2010, except as otherwise indicated, certain information regarding beneficial ownership of the Company’s ordinary shares by each person who is known by the Company to beneficially own more than 5% of the Company’s ordinary shares.  The table also identifies the stock ownership of each of the Company’s directors, each of the Company’s named executive officers, and all directors and officers as a group.  Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated.  The Company’s major shareholders do not have different voting rights than any other holder of the Company’s ordinary shares.

Ordinary shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other similar convertible or derivative securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Approximate Percentage of Outstanding Ordinary shares
Nicholas H. Adler (2)(3)	13,500	*
Stephen J. Bernstein	2,000	*
Jerry Hutter (3)	7,000	*
Kerry Propper (4)	1,010,082	8.7%
Juan V. Ruiz (3)	7,000	*
Norman E. Gottschalk III	0	*
All Directors and Officers as a Group	1,039,582	9.0%
David J. Stern (5)	4,507,803	30.2%
Royale Holdings (6)	661,693	6.1%
Costa Brava Partnership III L.P. (7)	1,460,000	13.4%
Craig Samuels (8)	1,068,600	9.8%
South Ferry #2, LP (9)	657,143	6.1%
Jeffrey A. Valenty (10)	722,668	6.2%
Nagina Partners, LLC (11)	1,084,000	9.1%

* Less than one percent

(1)	Unless indicated otherwise, the business address of each of the individuals is 900 South Pine Island Road , Suite 400, Plantation, Florida 33324.

(2)	Nicholas A. Adler beneficially owns 6,500 warrants which are exercisable for the same number of ordinary shares of the Company within 60 days.

(3)	Includes options to purchase 7,000 ordinary shares of the Company, which are exercisable within 60 days.

(4)
Kerry S. Propper beneficially owns 305,107 ordinary shares of the Company as well as 704,975 warrants which are exercisable for the same number of ordinary shares of the Company within 60 days.  Mr. Propper’s business address is c/o Chardan Capital Markets, LLC; 17 State Street; Suite 1600; New York, NY 10004.

(5)
Based on a Schedule 13D amendment filed with the SEC on December 3, 2010 by David J. Stern, Mr. Stern owns 447,804 ordinary shares of the Company jointly with his spouse, Jeanine A. Stern.  Mr. Stern also is beneficial owner of another 4,059,999 ordinary shares by virtue of his ownership of 100% of the equity of Stern Holding Company-PT, Inc., which is the beneficial owner of that number of ordinary shares by virtue of its ownership of 2,393,332 DAL Common Units which are exchangeable for the same number of ordinary shares within 60 days and 1,666,667 DAL Series A Preferred Units which are exchangeable for the same number of ordinary shares within 60 days.

(6)	Michael Walas has voting and investment control over the ordinary shares owned by Royale Holdings. Royale Holdings’ address is c/o Chardan Capital, LLC, 402 W. Broadway, Suite 2600, San Diego, CA.

(7)
Based on a Schedule 13G jointly filed on June 14, 2010 by Costa Brava Partnership III L.P., a Delaware limited partnership; Roark, Reardon & Hamot, LLC, a Delaware limited liability company; and Seth W. Hamot (collectively, "The Costa Brava Filers"). The business address of the Costa Brava Filers is 420 Boylston Street, Boston, MA 02116. Seth W. Hamot is the president and managing member of Roark, Reardon & Hamot, LLC, which is the general partner of Costa Brava Partnership III L.P.

(8)	Based on a Schedule 13G/A dated February 1, 2010, filed by Mr. Samuels with the SEC. Mr. Samuels business address is 13990 Rancho Dorado Bend, San Diego, California 92130.

(9)
Based on the Schedule 13G jointly filed on January 25, 2010 by South Ferry #2, L.P., a Delaware limited partnership, Aaron Wolfson, Abraham Wolfson and Morris Wolfson  (collectively, the “South Ferry Filers”).  The business address of the South Ferry Filers is One State Street Plaza, 29th Floor, New York, New York 10004.  Aaron Wolfson and Abraham Wolfson are the general partners of South Ferry #2, L.P., and Morris Wolfson is the portfolio manager of South Ferry #2, L.P.

(10)
Based on a Schedule 13D dated December 2, 2010, filed with the SEC by Jeffrey A. Valenty, Mr. Valenty beneficially owns DAL Common Units that are exchangeable for 722,688 ordinary shares of the Company within 60 days.  Mr. Valenty’s business address is c/o FlatWorld Capital LLC, 220 East 42nd Street, 29th Floor, New York, New York 10017.

(11)
Based on a Schedule 13D, dated December 2, 2010, jointly filed with the SEC by Nagina Partners, LLC, Shri Krishan Gupta, Raj K. Gupta and Nagina Engineering Investment Corp. (the “Nagina Filers”), Nagina Partners beneficially  owns DAL Common Units that are exchangeable for 1,084,000 ordinary shares of the Company within 60 days.  The business address of the Nagina Filers is 210 Vivekanand Puri, New Delhi, India. Shri Krishan Gupta and Nagina Engineering Investment Corp. are members of Nagina Partners LLC and Raj K. Gupta is a member of the board of directors of Nagina Engineering Corp. and President of Nagina Partners, LLC.

Appointment of New Certifying Accountant; Resignation of Prior Certifying Accountant

The Audit Committee of the Board of Directors of the Company appointed Jewett, Schwartz, Wolfe & Associates  (“Jewett”) as the Company’s independent registered public accounting firm, effective November 2, 2010.  Jewett served as the independent registered public accounting firm of the Company for the periods prior to the closing on the Transaction.

McGladrey & Pullen, LLP (“McGladrey”), the Company’s independent registered public accounting firm beginning July 26, 2010, resigned effective October 27, 2010.  From July 26, 2010 through October 27, 2010 there were: (1) no disagreements between the Company and McGladrey on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of McGladrey, would have caused them to make reference thereto in connection with its reports, and (2) no reportable events within the meaning set forth in Item 304(a)(1)(v) of Regulation S-K.  McGladrey previously audited the combined carve out financial statements of DJS Processing Division and its Combined Affiliates (“DJS Processing”) for the years ending December 31, 2009 and 2008. The audit reports of McGladrey on the financial statements for those years did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

The Company provided McGladrey a copy of the disclosures as set forth in a Form 6-K furnished to the Commission November 2, 2010 relating to the matters discussed above and requested that McGladrey furnish it with a letter addressed to the Commission stating whether or not it agrees with the Company’s statements in the Form 6-K regarding McGladrey. A copy of the letter from McGladrey dated November 2, 2010 was filed as Exhibit 99.1 to the Form 6-K.

The Company also provided Jewett a copy of the disclosures in that Form 6-K and provided Jewett with the opportunity to furnish the Company with a letter addressed to the Commission containing any new information, clarification of the Company’s expression of its views, or any respects in which Jewett does not agree with the statements made by the Company.  No such letter was provided by Jewett.

WARN Act Class Action Complaint

The Company is a defendant in a purported class action complaint, entitled Mowat, et al v. DJSP Enterprises, Inc., et. al., Case No. 0:10-cv-62302-UU, pending in the United States District Court for the Southern District of Florida.  The complaint alleges that the Company violated the Worker Adjustment and Retraining Notification Act (“WARN Act”) by failing to provide notices to employees alleged to be required under the WARN Act in connection with its recently announced reductions in staffs and seeks recovery of damages as provided for under the WARN Act.  The Company intends to vigorously defend itself in this matter.